Mail Stop 3561

February 19, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Eric Brown
 Chief Executive Officer and Chief Financial Officer
EXPLORATIONS GROUP, INC.
34 Fifteenth Street
Brooklyn, New York 11215

> **Re: Explorations Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-49864**

Dear Mr. Brown:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief